Exhibit 99.1
Form 51-102F3
MATERIAL CHANGE REPORT
Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:	REPORTING ISSUER
Barrick Gold Corporation
Brookfield Place
Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, ON M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE
December 23, 2008

ITEM 3:	PRESS RELEASE
                  A press release was issued by Barrick Gold Corporation (“Barrick”) on December 23, 2008 and a copy of the press release is attached hereto.

ITEM 4:	SUMMARY OF MATERIAL CHANGE
                  Barrick announced today that Aaron Regent has been appointed President and Chief Executive Officer of the Company, effective January 16th, 2009.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
                  For a full description of the material change, please refer to the press release attached hereto.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102
                  Not applicable.

ITEM 7:	OMITTED INFORMATION
                  Not applicable.

ITEM 8:	SENIOR OFFICER
                  The following senior officer of Barrick is knowledgeable about the material change and this report:
Faith T. Teo
Senior Counsel and Assistant Corporate Secretary
(416) 307-7340

ITEM 9:	STATEMENT OF SENIOR OFFICER
                  The foregoing accurately discloses the material change referred to herein.
                  DATED at Toronto, Ontario this 31st day of December, 2008.

by	(signed) Faith T. Teo
Faith T. Teo